Heather G. Callender hcallender@velaw.com

Tel 713.758.4618 Fax 713.615.5038

December 16, 2005

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Tangela S. Richter, Branch Chief

Re:	Magellan Midstream Holdings, L.P.
Registration Statement on Form S-1
Filed November 10, 2005
File No. 333-129623

Dear Ms. Richter:

On behalf of Magellan Midstream Holdings, L.P. (the “Company”), we have filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement (the “Registration Statement”) and enclose herewith five courtesy copies of Amendment No. 1. This letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 9, 2005 (the “Comment Letter”) with respect to the Registration Statement. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and below each such comment is the Company’s response.

Cover Page

Risk Factors, page 19

General

Comment

1.

As done on page 40 of the prospectus, include a risk factor that delineates the risk to your unitholders in receiving distributions resulting from Magellan Midstream Partners, L.P.’s policy of distributing substantially all of its excess

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December 16, 2005  Page 2 of 4

cash. The risk factor should explain that the practice of distributing all available cash may limit Magellan Midstream Partners L.P.’s ability to grow unless it secures external sources of financing.

Response

We have revised the Registration Statement accordingly. Please see page 20.

Comment

2.	We note also the disclosure on page 40 indicating the reliance of Magellan Midstream Partners, L.P. on external sources of financing for future growth, including its reliance on equity financings. Please supplement your risk factor disclosure on page 29 under the heading, “MMP may issue additional common units . . .,” to further clarify the likelihood of the issuance of additional common units by Magellan Midstream Partners, L.P. due to its reliance principally on external financing to fund its acquisition and expansion capital requirements. In this regard, please further delineate the impact on your ability to receive incentive distributions should Magellan Midstream Partners L.P. be incapable of maintaining or increasing its quarterly cash distribution per unit as a result of its issuance of additional common units.

Response

We have revised the Registration Statement accordingly. Please see page 29.

Risks inherent in MMP’s business, page 21

MMP depends on refineries and petroleum products . . .,” page 24

Comment

3.	With a view towards disclosure, please advise us of the impact, if any, to the operations of Magellan Midstream Partners, L.P. caused by the recent hurricanes Katrina and Rita.

Response

We have revised the Registration Statement accordingly. Please see page 24.

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Our Cash Distribution Policy and Restrictions on Distributions, page 39

Unaudited Pro Forma Consolidated Available Cash, page 50

Comment

4.	We note your adjustment (k) to reflect the pro forma adjustment for certain acquisitions by MMP. Please expand your footnote explanation to detail out the components of the pro forma adjustments for each acquisition.

Response

We have revised the Registration Statement accordingly. Please see page 51.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Liquidity, page 78

Comment

5.	We note your disclosure in the summary indicating that you may, in the future, facilitate Magellan Midstream Partner’s growth “through the use of [y]our capital resources, which could involve capital contributions, loans or other forms of financial support.” Please indicate any plans you currently have of using the revolving credit facility and the other sources of financing you reference over the next 12 months. Additionally, please indicate if you have adequate financing for the next 12 months to meet your anticipated expenditures.

Response

We have revised the Registration Statement accordingly. Please see page 78.

Summary of Significant Account Policies, page F-13

Basis of Presentation, page F-13

Comment

6.

We note you restated your consolidated financial statements for the period of June 18, 2003 through December 31, 2003 and for the year ended December 31, 2004 to correct your depreciation expense and other accounts. Please tell us whether the restatement is a result of a correction of an error from a

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December 16, 2005  Page 4 of 4

misapplication of generally accepted accounting principles. If so, please request your independent auditors to give recognition to the restatement in their audit report through an addition of an explanatory paragraph in accordance with AU Section 420.12.

Response

The corrections noted in your comment letter primarily involved the correction of depreciation expense. The correction of depreciation expense was determined to be an error correction not involving an accounting principle, but instead an error correction under AU Section 420, paragraph 16 of the Statements on Auditing Standards. Therefore, no reference was made in the independent auditor’s report.

Restricted Cash, page F-14

Comment

7.	We note your restricted cash balance increased by $28 million from December 31, 2004 to September 30, 2005. Your restricted cash policy note refers to the Magellan Pipeline notes disclosure in note 14 which only explains $11.7 million of the $34 million restricted cash balance as of September 30, 2005. Please expand your disclosure to include the nature and terms of the restriction representing the remaining amount.

Response

We have revised the Registration Statement accordingly. Please see page F-42.

Please contact Dan Fleckman at (713) 758-3706 or Heather Callender at (713) 758-4618 with any questions.

Very truly yours, VINSON & ELKINS L.L.P.

By:	/s/ Heather G. Callender
Heather G. Callender